Exhibit 99.2

CONSENT OF INDEPENDENT VALUATION FIRM

We hereby consent to the description of our role in the valuation process set forth under the heading “Net Asset Value Calculation and Valuation Guidelines - Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines - Valuation of Consolidated Assets and Liabilities - Real Property Assets” in Cottonwood Communities, Inc.’s Registration Statement on Form S-11 (No. 333-215272) filed on the date hereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.

July 30, 2021